SMIC and Magma Announce Availability of Enhanced Reference Flow for SMIC’s 90-Nanometer Low-Power Process

Blast Power-based solution uses SMIC’s multi-threshold CMOS technology and Magma’s low-power flow to optimize dynamic power and minimize leakage power

SHANGHAI, China and SAN JOSE, Calif., U.S., Oct 22, 2007 —Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981), one of the leading foundries in the world, and Magma® Design Automation Inc. (Nasdaq: LAVA), a provider of semiconductor design software, jointly announced today the availability of an enhanced low-power IC implementation reference flow for SMIC’s 90-nanometer (nm) process featuring Magma’s Blast Power™, Blast Fusion® and Blast Create™.

The SMIC-Magma flow utilizes SMIC’s 90-nm standard cell and IO libraries with multi-threshold CMOS (MTCMOS) technology, along with Magma’s low-power design flow, automatic switched domain creation, retention flip-flop insertion, and power analysis for active and sleep modes. These technologies coupled with SMIC’s advanced 90nm technology enhance the customers’ design by optimizing dynamic power and minimizing leakage power.

Blast Power, a key component of Magma’s low-power design methodology, uses MTCMOS switches that control leakage power by connecting global constant power rails to local switched power rails. These switches effectively allow certain blocks in the design to be powered off depending on the mode of operation of the chip, thereby significantly reducing leakage power. It also meets leakage power requirements with libraries that automatically select the cells most suitable to control leakage. Blast Power optimizes dynamic power with flexible voltage islands that selectively shut down different regions of a chip and uses automatic power grid synthesis to enable optimal power distribution.

“The adoption of Magma’s enhanced low-power RTL-to-GDSII reference flow for our 90-nm process reiterates the commitment both companies have to helping customers deliver complex low-power ICs faster,” said David Lin, division head of Design Services at SMIC. “We look forward to cultivating our cooperation with Magma to provide leading-edge solutions that meet the low-power design needs of our customers.”

“The availability of this enhanced low-power reference flow clearly strengthens our partnership with SMIC, a leader in IC manufacturing,” said Kam Kittrell, general manager of Magma’s Design Implementation Business Unit. “Our design flow provides leading-edge power optimization capabilities that enable our customers to successfully compete in many high-growth markets, including handheld devices such as cell phones and MP3 players.”

The low-power reference flow guides designers through an RTL-to-GDSII methodology, which enables fast optimal timing-versus-power and area-versus-power tradeoffs at different stages of the implementation flow. With the ability to address power considerations during implementation and within a single environment, designers can minimize the power consumption of the design and reduce turnaround time.

The low-power reference flow data package is currently available for customer download through SMIC-Now, the dedicated online services for SMIC customers.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the top semiconductor foundries in the world and the largest and most advanced foundry in Mainland China. Headquartered in Shanghai, SMIC provides integrated circuit manufacturing service at 0.35um to 90-nm and finer line technologies. SMIC has a 300mm wafer fabrication facility (fab) under start-up and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

About Magma
Magma’s software for designing integrated circuits (ICs) is used to create complex, high-performance chips required in cellular telephones, electronic games, Wi-Fi, MP3 players, DVD/digital video, networking, automotive electronics and other electronic applications. Magma’s EDA software for IC implementation, analysis, physical verification, circuit simulation and characterization is recognized as embodying the best in semiconductor technology, enabling the world’s top chip companies to “Design Ahead of the Curve"™ while reducing design time and costs. Magma is headquartered in San Jose, Calif., with offices around the world. Magma’s stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.

Blast Fusion and Magma are registered trademarks and Blast Power, Blast Create and “Design Ahead of the Curve” are trademarks of Magma Design Automation. All other trademarks and registered trademarks are held by their respective owners.

Safe Harbor Statements
(Under the U.S. Private Securities Litigation Reform Act of 1995)

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements of “enable our customers to successfully compete in many high-growth markets” and “designers can minimize the power consumption of the design and reduce turnaround time” generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Contacts:

International Media:

SMIC
Reiko Chang
Corporate Relations
TEL: +86 21 5080 2000 ext 10544
Email: Reiko_Chang@smics.com

Mainland China Media:

SMIC Shanghai
Angela Miao
SMIC Shanghai
Public Relations
TEL: +86 21 5080 2000 ext 10088
Email: Angela_Miao@smics.com

SMIC Beijing
Rena Xia
SMIC Beijing
Public Relations
TEL: +86 10 6785 5000 ext 20403
Email: Rena_Xia@smics.com

Magma Design Automation
Monica Marmie
Director, Marketing Communications
(408) 565-7689
E-mail: monical@magma-da.com